UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For July 14, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

China Technology Development Group Corporation Reports Delay In Filing Annual Report for Fiscal Year Ended December 31, 2005.
HONG KONG, July 14, 2006, China Technology Development Group Corporation (NASDAQ: CTDC) (the “Company”) (formerly known as Tramford International Limited) announced today that, as a result of an ongoing review by the Company’s management and Board of Directors relating to its audited financial statements for the fiscal year ended December 31, 2005, its Annual Report on Form 20-F for the year ended December 31, 2005 will not be filed with the Securities and Exchange Commission (the “SEC”) by the SEC deadline of July 17, 2006. The Company had previously filed a Form 12b-25 with the SEC indicating that its Annual Report would not be filed with the SEC by the deadline of June 30, 2006 and as a result the Company received a 15-day filing extension.
The Company intends to file its audited results for the fiscal year ended December 31, 2005, and to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2005, together with any historical financial statements, as soon as practicable after the completion of both management’s and the Board of Director’s review.
The Company has notified The NASDAQ Stock Market that it will not timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and, as a result, the Company may receive notice from The NASDAQ Stock Market indicating that the delay in the filing of the Form 20-F could serve as a basis for the potential delisting of the Company’s securities from NASDAQ, under NASDAQ Marketplace Rule 4310(c)(14).
Forward-Looking Statement Disclosure
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding China Technology Development Group Corporation (the “Company”) contained in this release that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in the Company’s filings with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation
Date: July 14, 2006	By:	/s/ Michael Siu
		Name:	Michael Siu
		Title:	Executive Director, Chief Financial Officer and Secretary